Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 31, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor conference and group / institutional investor meetings:

Date	Meeting Organized by	Location	Timing
June 5, 2023	Nomura (Non-Deal Roadshow)	Mumbai	1:30 pm to 6:30 pm
June 6, 2023			9:30 am to 6:00 pm
June 7, 2023	Morgan Stanley India Investment Forum (Conference)	Mumbai	10am to 5:20 pm

Please note that the schedule of the aforesaid meeting is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd